Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 24 August 2007

Avastin approved in Europe for first-line treatment of patients with advanced lung cancer

First medicine shown to extend survival beyond one year in previously untreated lung cancer patients

Avastin (bevacizumab), Roche's innovative anti-cancer drug, was approved today in Europe for the first-line treatment of patients with advanced non-small cell lung cancer (NSCLC), in combination with platinum-based chemotherapy.

NSCLC is the most common form of lung cancer, a difficult to treat disease that kills over 3,000 people per day worldwide (1). NSCLC is usually diagnosed at an advanced stage, meaning individuals diagnosed with the disease typically have a life expectancy of only 8 to 10 months.[2,3] Avastin is the only first-line therapy to demonstrate improved survival benefits beyond one year in patients with advanced NSCLC.

"Today's approval represents a massive breakthrough for the treatment of individuals with advanced lung cancer," said William M. Burns, CEO of Roche's Pharmaceuticals Division. "We will continue to work with European authorities to make Avastin available to as many patients with NSCLC as possible."

The approval is based on data from the pivotal US phase III trial (E4599) and the 'Avastin in Lung' (AVAiL) phase III trial. Both studies demonstrate that Avastin is effective for the treatment of patients with NSCLC in combination with platinum-based chemotherapy. The approval is for the use of Avastin at a dose of 7.5 or 15 mg/kg, in combination with platinum-based chemotherapy, for the first-line treatment of patients with unresectable advanced, metastatic or recurrent NSCLC other than predominantly squamous cell histology. The broad label that Avastin has received for the treatment of NSCLC allows the combination of Avastin with any platinum-based chemotherapy regimens (for example, together with taxanes or gemcitabine) at the choice of the physician.

Professor Christian Manegold, Professor of Medicine at Heidelberg University, University Medical Center Mannheim, Germany and Principal Investigator of the AVAiL trial, was enthusiastic about the news: "Lung cancer is an extremely difficult disease to treat and Avastin has proven that it can prolong the life of patients with NSCLC. A treatment like Avastin that breaks through the one year survival barrier is a big step forward. The European approval for Avastin means we can reassess our expectations for lung cancer patient survival."

Avastin is the first and only anti-angiogenic agent which has been shown to consistently deliver improved overall and/or progression-free survival for patients with colorectal, lung, breast and kidney cancer.

About the Phase III studies that formed the basis of the approval

E4599 study

The results of the randomised, controlled, multicentre phase III E4599 study of 878 patients with locally advanced, metastatic or recurrent NSCLC, with histology other than predominant squamous cell, show that median survival of patients treated with Avastin at a dose of 15 mg/kg every three weeks plus chemotherapy was 12.3 months, compared to 10.3 months for patients treated with chemotherapy alone. Patients receiving Avastin in combination with paclitaxel and carboplatin had a 25% improvement in overall survival compared to patients who received chemotherapy alone. Side effects were generally manageable. Pulmonary haemorrhage/ haemoptysis cases were observed in 2.3% of the patients receiving Avastin plus chemotherapy. The most common adverse events associated with Avastin therapy were: hypertension (5.6%), proteinuria (4.2%), fatigue (5.1%) and dyspnoea (5.6%).[4]

AVAiL study

In the double-blind, randomised, controlled, phase III AVAiL study, patients received treatment with either Avastin at 7.5mg/kg or 15mg/kg + cisplatin/gemcitabine or placebo + cisplatin/gemcitabine. The study involved more than 1,000 patients world-wide with previously untreated advanced NSCLC, with histology other than predominant squamous cell. The results show that by adding Avastin to a cisplatin/gemcitabine regimen progression-free survival was significantly prolonged by 20 to 30% compared with chemotherapy alone. No new or unexpected adverse events were observed.

About Lung Cancer

According to the World Health Organization (WHO), lung cancer is the leading cause of cancer-related deaths in both men and women, [5] responsible for 19.7% of all cancer deaths.[6] Lung cancer is the single biggest cancer killer in Europe, claiming 334,800 lives in 2006.[6] World-wide, there are more than 1.2 million new cases of lung and bronchial cancer diagnosed each year,[5] and new treatment options are urgently needed as the disease has a very high mortality rate.

NSCLC is the most common form of the disease and accounts for more than 80% of all lung cancers.[7] The majority of NSCLC cases are still diagnosed at an advanced stage when the cancer is inoperable or has already spread to another part of the body. In spite of the use of chemotherapy as the first-line treatment option, less than 5% of people with advanced NSCLC survive for 5 years after diagnosis, and most patients with metastases to other organs die within 6 months.[7]

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

In Europe, Avastin was approved in January 2005 and in the US in February 2004 for first-line treatment of patients with metastatic colorectal cancer. It received another approval in the US in June 2006 as a second-line treatment for patients with metastatic colorectal cancer. The world's first angiogenesis inhibitor was approved by the FDA for the treatment of NSCLC in October 2006, following priority review. Most recently in March 2007, Avastin was approved in Europe for the first-line treatment of women with metastatic breast cancer and in April in Japan for use in advanced or recurrent colorectal cancer.

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma, and others) and different settings (advanced and adjuvant i.e. post-operation). The total development programme is expected to include over 40,000 patients worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at www.roche.com.

Additional information

- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Roche Health Kiosk, Cancer: www.health-kiosk.ch/start_krebs
- Avastin: www.avastin-info.com

To access video clips about Avastin, in broadcast standard, free of charge, please go to: www.thenewsmarket.com.

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp
- Claudia Schmitt

References

1. Kamangar F, et al. Patterns of cancer incidence, mortality, and prevalence across five continents: defining priorities to reduce cancer disparities in different geographic regions of the world. J Clin Oncol 2006; 24(14): 2137-50.

2. Schiller JH, et al. Comparison of four chemotherapy regimens for advanced non-small-cell lung cancer. N Engl J Med 2002;346:92-8.
3. Sandler A, et al. Paclitaxel-Carboplatin Alone or with Bevacizumab for Non-Small-Cell Lung Cancer. N Engl J Med. 2006:355; 2542-50
4. Data on file. Roche, 2006
5. Stewart BW and Kleihues P. World Cancer Report. IARC Press, Lyon, pp.183-7, 2003
6. Ferlay J, et al. Estimates of the cancer incidence and mortality in Europe in 2006. Annals of Oncology. 2007; 18: 581-92.
7. Wilking N and Jonsson B. A Pan-European comparison regarding patient access to cancer drugs. Karolinska Institute in collaboration with Stockholm School of Economics, Stockholm, Sweden, 2005.

Investor Update

Basel, 24 August 2007

Genentech announces resubmission of supplemental Biologics License Application for Avastin in combination with paclitaxel for first-line metastatic breast cancer

Dear Investor,

Please find attached a Genentech news release announcing that the company resubmitted a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) for Avastin (bevacizumab), in combination with paclitaxel chemotherapy, for patients who have not received chemotherapy for their locally recurrent or metastatic breast cancer. The resubmission, based on the pivotal Phase III trial (E2100), marks the beginning of a six-month review period by the FDA.

Please do not hesitate to contact us if you have any further questions.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:
Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

NEWS RELEASE

Genentech

Media Contact: **Kristina Becker (650) 467-6450**
Investor Contact: **Kathee Littrell (650) 225-1034**
Advocacy Contact: **Kristin Reed (650) 467-9831**

GENENTECH ANNOUNCES RESUBMISSION OF SUPPLEMENTAL BIOLOGICS LICENSE APPLICATION FOR AVASTIN IN COMBINATION WITH PACLITAXEL FOR FIRST-LINE METASTATIC BREAST CANCER

South San Francisco, Calif. – August 24, 2007 – Genentech, Inc. (NYSE: DNA) announced today that the company resubmitted a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) for Avastin® (bevacizumab), in combination with paclitaxel chemotherapy, for patients who have not received chemotherapy for their locally recurrent or metastatic breast cancer. The resubmission, based on the pivotal Phase III trial E2100, marks the beginning of a six-month review period by the FDA.

In September 2006, the company received a Complete Response Letter from the FDA requesting additional information from the trial, including an independent, blinded review of patient scans for progression-free survival (PFS), the primary endpoint of the trial. The results of the independent review are consistent with the magnitude of benefit initially assessed by Eastern Cooperative Oncology Group (ECOG) trial investigators and presented at the 2005 annual meeting of the American Society of Clinical Oncology (ASCO). No new safety signals emerged outside of those known to be associated with Avastin.

"We would like to thank ECOG investigators for their work on this study, which showed Avastin provided a significant clinical benefit for advanced breast cancer patients in the trial," said Hal Barron, M.D., senior vice president, Development and chief medical officer. "The data from the blinded independent analysis support the original interim results presented by ECOG investigators. We look forward to our continued collaboration with the FDA and ECOG on this resubmission, as it represents an important milestone in our effort to develop novel therapies for breast cancer patients."

According to the American Cancer Society, an estimated 178,000 women will be diagnosed with breast cancer and approximately 40,000 will die from the disease in the United States in 2007. Among women, breast cancer is the most common form of the disease, excluding skin cancer, and the second leading killer after lung cancer.

Avastin is being studied worldwide in more than 300 clinical trials and in more than 20 different tumor types, including for its potential use in adjuvant (therapy given after surgery to help decrease the risk of cancer recurrence) and metastatic colorectal, renal cell (kidney), breast, pancreatic, non-small cell lung, prostate and ovarian cancers.

About E2100

E2100 was a multicenter, randomized, and controlled clinical trial that enrolled 722 patients with previously untreated, locally recurrent or metastatic breast cancer. It was sponsored by the National Cancer Institute, part of the National Institutes of Health, under a Cooperative Research and Development Agreement between NCI and Genentech, and was conducted by a network of researchers led by the ECOG.

Results from the interim analysis presented at ASCO 2005 showed that patients treated with Avastin plus paclitaxel, a standard chemotherapy, experienced a near doubling in median PFS compared to those treated with paclitaxel alone (11 months versus 6 months). This analysis also showed that patients treated with Avastin had a doubling in overall PFS compared to those treated with paclitaxel alone (based on a hazard ratio of 0.50). A preliminary assessment of safety showed that serious (Grade 3/4) adverse events that occurred more often in the Avastin arm included neuropathy, hypertension and proteinuria.

Patients enrolled in the E2100 trial were randomized to receive weekly treatment with paclitaxel, with or without Avastin administered 10mg/kg every 14 days. In addition to patients with HER2-negative metastatic breast cancer, patients with HER2-positive tumors were enrolled in the study only if they had received prior treatment with Herceptin® (Trastuzumab) or were unable to receive treatment with Herceptin. Patients who had received adjuvant taxanes in the 12 months prior to study entry, patients with a prior history

of blood clots or who were receiving blood thinners, and patients with brain metastases were not eligible to enroll in this study. For full Prescribing Information and Boxed Warnings on Herceptin, visit http://www.herceptin.com.

About Avastin

Avastin is a therapeutic antibody designed to specifically inhibit vascular endothelial growth factor (VEGF), a protein that plays an important role in angiogenesis and the maintenance of existing blood vessels throughout the lifecycle of a tumor. By inhibiting VEGF, Avastin is designed to interfere with the blood supply to a tumor, which is thought to be critical to a tumor's ability to grow and spread in the body (metastasize). For more information on angiogenesis, visit http://www.gene.com. For full Prescribing Information and Boxed Warnings on Avastin, visit http://www.avastin.com.

The FDA first approved Avastin on February 26, 2004, as a first-line treatment for metastatic colorectal cancer in combination with intravenous 5-FU-based chemotherapy. Avastin is also indicated in combination with intravenous 5-FU-based chemotherapy for second-line treatment of patients with metastatic carcinoma of the colon or rectum. On October 11, 2006, the FDA approved Avastin in combination with carboplatin and paclitaxel for the first-line treatment of patients with unresectable, locally advanced, recurrent or metastatic non-squamous, non-small cell lung cancer.

Avastin Safety

Avastin has a well-characterized safety profile in its approved indications. There have been more than 200,000 patients treated to date. The most serious adverse events associated with Avastin across all trials were **gastrointestinal perforation, wound healing complications, hemorrhage**, arterial thromboembolic events, hypertensive crisis, reversible posterior leukoencephalopathy syndrome (RPLS), neutropenia and infection, nephrotic syndrome and congestive heart failure. The most common adverse events in patients receiving Avastin were asthenia, pain, abdominal pain, headache, hypertension, diarrhea, nausea, vomiting, anorexia, stomatitis, constipation, upper respiratory infection, epistaxis, dyspnea, exfoliative dermatitis and proteinuria.

About Genentech

Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes multiple biotechnology products and licenses several additional products to other companies. The company has headquarters in South San Francisco, California, and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

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